March 18, 2005
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Daniel Lee

Re:	Unica Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed March 18, 2005
File No. 333-120615

Ladies and Gentlemen:

     On behalf of our client Unica Corporation (the “Company”), submitted herewith for filing is Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-120615) (as so amended, the “Form S-1”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 19, 2004. We have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the SEC set forth in the letter, dated March 11, 2005, from Barbara Jacobs, Assistant Director, of the SEC to Yuchun Lee, Chief Executive Officer of the Company.

     Please note that the Form S-1 includes, in addition to the changes discussed below, modifications to reflect (a) a price range of $9.50 to $11.50 per share, as well as related pricing and share information, (b) a two-for-three reverse split of the Company’s common stock that became effective on March 18, 2005, and (c) the sale of a portion of the offered shares by selling stockholders.

     For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the comment letter and therefore have keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter. The responses are based on information provided to us by representatives of the Company or, with respect to our response to comment 13, representatives of Ernst & Young LLP. For convenience, (a) certain terms in the responses below are used with the meanings ascribed to them in the Form S-1 and (b) where a Staff comment references a specific dollar value for a share of common stock, we have inserted, using brackets, the equivalent value after giving effect to the reverse stock split.

Prospectus Summary

1.	Prior comment no. 3. Please revise your disclosure to support your statement that EMM software provides a “substantial, measurable return on investment.”

The Company has revised the Form S-1 in response to the Staff’s comments. Please see “Business—Industry Background—Enterprise Marketing Management” on page 62.

Securities and Exchange Commission
March 18, 2005

Risk Factors

Our international operations expose us to additional business risks..., pp. 10-11

2.	In view of the recent opening of a research and development office in India tell us and disclose in management’s discussion and analysis the impact of any significant regulatory or legal restrictions on future operations and liquidity you will be subject to. Known events and uncertainties which are reasonably likely to impact future results of operations and liquidity in a material way should be discussed in management’s discussion and analysis. Please see Item 303 of Regulation S-K.

While the Company has recently opened a research and development office in India, the Company expects that for the foreseeable future the operations at that office will be limited in size and scope and will be immaterial from a financial point of view. The Company’s Indian office had 5 employees as of February 28, 2005, and the Company expects that the office will have no more than 15 employees by September 30, 2005. The Company’s expects that its total costs associated with the Indian office in the fiscal year ending September 30, 2005 will be approximately $300,000.

The Company acknowledges its obligation to disclose in future filings the information referenced in the comment, including information responsive to Item 303 of Regulation S-K, in the event the operations of the Company’s office in India become, or are expected to become, material to the Company.

Use of Proceeds

3.	Prior comment no. 5. We note your revised disclosure regarding the $1 million payment to holders of your Series B preferred stock. Your revised disclosure states that the $1 million payment is in accordance with your charter. Your responses to our comments, however, suggest that the fixed-amount payment was a negotiated agreement between you and holders of your Series B preferred stock. Please explain or otherwise reconcile. The instrument reflecting this payment (e.g., your revised charter) should be filed as an exhibit.

On March 18, 2005, the Company filed with the Delaware Secretary of State a certificate of amendment to its certificate of incorporation. A copy of the certificate of amendment is included in the updated Exhibit 3.1 to the Form S-1. Under the certificate of amendment, the Company will be obligated to pay to holders of its outstanding Series B convertible participating preferred stock (“Series B Holders”) the fixed amount of $1.0 million (the “Fixed Series B Payment”) upon the closing of the initial public offering contemplated by the Form S-1 (the “Offering”), in lieu of the amount that would have been calculated by formula under the original charter provision. The economic terms of the Fixed Series B Payment initially were negotiated between the Company and the Series B Holders. This negotiation was intended solely to derive the amount of the Fixed Series B Payment for implementation through a charter amendment; other than the certificate of amendment, there was no written agreement embodying the results of the negotiations. The certificate of amendment implementing the Fixed Series B Payment terms was approved by the board of directors of the Company at a meeting held on March 11, 2005 and by a written consent and waiver of the stockholders of the Company, including the Series B Holders, dated as of March 17, 2005.

The certificate of amendment contemplates that the Fixed Series B Payment will be payable to Series B Holders if the Offering is completed by June 30, 2005. The Company currently anticipates

Securities and Exchange Commission
March 18, 2005

that, subject to resolution of the pending and future comments of the Staff, the Offering will be completed in May 2005. The Company acknowledges that, in the unlikely event that the Company wishes to proceed with the Offering even though it would not be completed by June 30, 2005, the Company would seek approval from the Series B Holders to further amend its charter in order to extend the period for which the Fixed Series B Payment applies.

Dividend Policy and Note 17. Subsequent Events (Unaudited)

4.	Please advise whether the $10 million one-time dividend is related to your negotiated agreement with the holders of your Series B preferred stock. We note that the negotiated amount with the holders of Series B preferred stock is significantly less than what they appear to be entitled to per your prior disclosure and your charter. If so, please consider providing additional disclosure here or elsewhere in your prospectus elaborating on the terms of the negotiated agreement and its relationship to the two dividends. Further, please provide a discussion in this section regarding the business reason for the special dividend. Please also note that your certain transactions discussion should be revised to reflect the special dividend.

The Company confirms that the determination of its board of directors to declare a one-time dividend (the “Dividend”) of approximately $11.1 million was not related to the negotiations of the Fixed Series B Payment with the Series B Holders. The Dividend and the Fixed Series B Payment are to be effected to achieve distinct corporate purposes of the Company, and they were proposed, evaluated and discussed separately.

The amount payable to Series B Holders upon closing of the Offering would have varied markedly under the original charter formula, depending on the initial price of the common stock sold in the Offering. Based on circumstances existing in November 2004, when the Company initially filed the Registration Statement on Form S-1 for the Offering, the Company estimated that the amount payable to the Series B Holders under the then-existing charter provision could have been up to $6 million, and the Company included appropriate disclosure in the initial registration statement. It is likely, however, that some stockholders and directors of the Company would not have supported proceeding with the Offering if the Offering would result in the Company’s payment of any such amount. The Series B Holders wished to proceed with the Offering and understood that the actual amount they might receive under the original charter formula could have been significantly less than $6 million. For these reasons, as well as the reasons discussed in prior response letters, the Company and the Series B Holders determined it was in their respective best interests to agree upon the Fixed Series B Payment of $1 million. As noted in our response to comment 3, there is no written agreement with respect to the Fixed Series B Payment; the terms are reflected only in the certificate of amendment.

The Dividend is intended to resolve two competing corporate concerns of the Company. On the one hand, the Company has determined, based in large part upon advice provided by Deutsche Bank Securities Inc., the lead managing underwriter, that an Offering of at least $50 million is highly desirable in order to provide an adequate level of trading liquidity for investors following the Offering. On the other hand, the Company has generated positive cash flow from operations for the last three fiscal years and expects to continue to generate operating cash flow for the foreseeable future. After evaluating its current cash and working capital positions, its anticipated cash flows from operations for fiscal 2005 and 2006, and the estimated proceeds that would be received from an Offering of $50 million, the Company determined that its cash position would be greater than required by its operating plans. In order to address this concern, the Company determined to

Securities and Exchange Commission
March 18, 2005

(a) allocate a portion of the offered shares for sale by selling stockholders and (b) declare and pay the Dividend.

The Company has revised the Form S-1 in response to the Staff’s comments. Please see “Dividend Policy” on page 21 and “Related-Party Transactions” on pages 89 and 90.

5.	Please explain why you have not given the planned $10 million dividend payout pro forma treatment reflecting the distribution accrual in the historical balance sheet and throughout financial presentations elsewhere in the filing. Also tell us why for purposes of SAB Topic 1:B.3 the planned dividend would not be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous 12 months. Tell us how your presentation complies or will comply with SAB Topic 1:B.3.

The pro forma column of the Company’s consolidated balance sheet as of December 31, 2004 on page F-3 of the Form S-1 has been revised to give effect to the Dividend. As of February 18, 2005, when the Company filed Amendment No. 2 to the Registration Statement on Form S-1 with the SEC, the board of directors of the Company had discussed the declaration and payment of the Dividend and had instructed management and counsel to determine the steps necessary to effect the Dividend. The board did not, however, approve the Dividend until March 11, 2005. The Company therefore had determined that it was inappropriate to reflect the Dividend in the pro forma financial information in the consolidated balance sheets included in Amendment No. 2, but has reflected the Dividend in that pro forma information in the Form S-1. Please see the pro forma column of the consolidated balance sheet on page F-3, as well as note 2, “Significant Accounting Policies—Unaudited Pro Forma Balance Sheet and Stockholders’ Equity” and note 17, “Subsequent Events (Unaudited),” to the consolidated financial statements on pages F-9 and F-35, respectively.

The Dividend is reflected as an “adjustment” in the other financial presentations in the Form S-1 relating to the Offering. See, for example, clause (b) of the final paragraph of “Prospectus Summary—Summary Consolidated Financial Data” on page 5, the second bullet of “Capitalization” on page 22, and clause (b) of the second paragraph of “Dilution” on page 23. The disclosure in these sections previously stated that it was the “intent” of the Company to pay the Dividend. This language has been revised in the Form S-1 to state that the Company “will” pay the Dividend, in light of the board’s approval of the Dividend on March 11, 2005. Please see “Prospectus Summary—Summary Consolidated Financial Data” on page 5, “Risk Factors—Risks Relating to Our Business and Industry—As the result of payments to be made to our preferred stockholders . . .” on page 7, “Dividend Policy” on page 21, “Capitalization” on page 22, “Dilution” on page 23, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 30, 54 and 57, “Related-Party Transactions” on pages 89 and 90 and note 17, “Subsequent Events (Unaudited),” to the consolidated financial statements on page F-35.

The disclosure required by SAB Topic 1:B.3 is presented in the first table (“Consolidated Income Statement Data”) under “Prospectus Summary—Summary Consolidated Financial Data” on page 5 and in the first table (“Consolidated Income Statement Data”) under “Selected Consolidated Financial Data” on page 24. The explanatory language for these tables describing the pro forma presentation under SAB Topic 1:B.3 has been revised to reflect the fact that only that portion of the Dividend exceeding earnings for fiscal 2004 will be deemed, for purposes of SAB Topic 1:B.3, to be paid out of proceeds of the Offering. We note that, as previously disclosed in Amendment No. 2, the Dividend will be paid from existing cash on hand and no proceeds of Offering will in fact be

Securities and Exchange Commission
March 18, 2005

used to fund the Dividend (as opposed to the “deemed” application of proceeds under SAB Topic 1:B.3).

6.	In addition, please clarify your disclosure on page 21 where you “estimate the aggregate amount of the dividend to be approximately $10 million, based on shares currently outstanding as well as (y)our estimate of the number of shares that will be issued upon exercises of stock options prior to the dividend record date.” Explain and disclose, or cross reference to other disclosure in the filing, details regarding the dividend record date and how you estimated the option exercise impact on cash available for this dividend.

On March 11, 2005, the board of directors of the Company declared the Dividend of $0.75 per share of common and preferred stock (on an as-converted basis, after giving effect to the reverse stock split referenced above). The Dividend is payable to stockholders of record as of the business day following the date of the final prospectus for the Offering (which will also be the date of the pricing of the Offering). The aggregate amount of the Dividend therefore will depend on the number of shares of stock outstanding as of such record date.

The Company does not expect to issue any additional shares of common or preferred stock prior to completion of the Offering, except for shares of common stock issued upon exercises of stock options. The Company anticipates, however, that a number of option holders may elect to exercise options prior to the Dividend record date, in order to receive the Dividend with respect to the shares received upon the option exercise. Many option holders may, however, wish to defer exercising until immediately after the pricing of the Offering, in order to be as certain as possible that there will be a public market in which they ultimately can sell the shares received upon exercise. In order to estimate as accurately as feasible the number of shares of common stock that will be exercised prior to the Dividend record date as well as the aggregate proceeds that the Company will receive as a result of the option exercises, the Company has obtained from substantially all of its option holders written “indications of interest” as to the extent to which those holders expect to exercise options prior to the exercise date. Based on these indications of interest, the Company estimates that, prior to the Dividend record date, options will be exercised to acquire 1,012,836 shares of common stock for an aggregate exercise price of $1,724,176. The indications of interest necessarily are revocable by the option holders, who can change their intentions at any time, and for any reason, prior to the Dividend record date. The Company believes, however, that the indications of interest will be substantially accurate, in large part because the option holders consist primarily of current employees who understand that the Company has solicited the information for purposes of disclosure in the Form S-1.

Based on the number of shares of common and preferred stock outstanding as of March 18, 2005 and the information provided in the option holders’ indications of interest, the Company estimates that the aggregate amount of the Dividend will be approximately $11.1 million. The Form S-1 has been updated to provide this more precise estimate of the size of the Dividend. Please see, for example, “Prospectus Summary—Summary Consolidated Financial Data” on page 5, “Risk Factors—Risks Relating to Our Business and Industry—As the result of payments to be made to our preferred stockholders . . .” on page 7, “Dividend Policy” on page 21, “Capitalization” on page 22, “Dilution” on page 23, “Selected Consolidated Financial Data” on pages 24 and 25, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 30, 54 and 57, the pro forma column of the Company’s consolidated balance sheet as of December 31, 2004 on page F-3, and note 17, “Subsequent Events (Unaudited),” to the consolidated financial statements on page F-35.

Securities and Exchange Commission
March 18, 2005

In addition, the Company has revised the Form S-1 in response to the Staff’s comments. Please see “Dividend Policy” on page 21 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Requirements—Dividend” on page 57.

Dilution

7.	Please tell us why you have not included the planned $1 million distribution to holders of your Series B preferred stock in the dilution table.

The effect of the Fixed Series B Payment is reflected in the adjusted net tangible book value per share set forth under “Dilution.” As described in clause (d) of the second paragraph under “Dilution,” the as adjusted net tangible book value per share gives effect to the Company’s sale of common stock in the Offering and the application of the net proceeds of the Company’s sale. As described in “Use of Proceeds,” the Fixed Series B Payment is to be paid by the Company out of its net proceeds of the Offering.

In response to the Staff’s comment and in order to avoid any potential misunderstanding on the part of investors, the Company has revised clause (d) of the second paragraph under “Dilution” on page 23 in order to reference the Fixed Series B Payment as an application of the Company’s net proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, pp. 53-56

8.	Prior comment no. 10. It is not clear why you believe providing greater detail on the increase in deferred revenue will not disclose meaningful trend information to investors. We note that your deferred revenue has been increasing by 100% a year, but your revenue and net cash from operating activities have not been increasing proportionally. Please explain and disclose the increase by quantification of the elements of deferred revenue causing the increase of $10 million from fiscal 2003 to 2004. We would expect revised disclosure to address the underlying causes for the increase and note any trends which may impact future operations or financial position.

The growth in deferred revenue is related, but not directly proportional, to changes in revenue and net cash from operating activities. Net operating cash flow, for example, is also affected by items such as growth in net accounts receivable and changes in accrued or prepaid expenses.

The Company’s operating plans contemplate that growth in the Company’s maintenance and term arrangements will lead to increasing deferred revenue over time. The Company does not consider this increase to be a meaningful “trend” for disclosure purposes, because the rate and timing of the increases in deferred revenue cannot be predicted accurately. As a result, the historical information cannot be relied upon to predict accurately either future levels of deferred revenue or the effect of deferred revenue on operating cash flow. In light of the Staff’s comments, the Company has revised the Form S-1 to reflect the anticipated growth in deferred revenue and to quantify the factors underlying the increase in deferred revenue from fiscal 2003 to fiscal 2004. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Resources” on pages 55 and 56.

Securities and Exchange Commission
March 18, 2005

Recent Accounting Pronouncements, pp. 57-58

9.	Please supplementally provide the staff the EPS calculations supporting your adoption of EITF 03-06 retroactively for all periods presented.

Please see Exhibit A to this letter, which sets forth the requested information supporting the Company’s calculation of earnings per share in accordance with EITF 03-06.

Management

Executive Compensation, pp. 79-81

10.	We note your revised disclosure with respect to the 2005 target bonuses for your named executive officers. Please briefly discuss the operating or other targets relating to such bonuses. We may have further comment upon your filing of your exhibits related to compensation and bonus plans.

The Company has revised the Form S-1 in response to the Staff’s comments. Please see “Management—Executive Compensation—Compensation Earned” on page 81.

The Company acknowledges that the Staff may have further comments based on the review of the Company’s bonus plan and compensatory arrangements.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, pp. F-9 to F-12

11.	Please confirm to us that when you ensure that delivery is complete by electronic release of access codes near the end of the period that it is pursuant to an agreement or purchase order. Confirm that the agreement or purchase order requires you to provide your customer access codes allowing immediate possession of the software on its hardware and your accounting complies with paragraph 18 of SOP 97-2.

The Company confirms that, when ensuring that the delivery criteria of revenue recognition, as specified in paragraphs 8 and 18 of SOP 97-2, are complete by providing customers with electronic access to licensed software, the Company acts pursuant to a license agreement executed between the Company and the customer.

The Company’s standard software license agreements provide for delivery by, at the Company’s option, (a) physical shipment of a CD-ROM, (b) FTP (electronic access) or (c) both. When the Company delivers by electronic access, it provides access codes that allow for the customer’s immediate possession of the software on the customer’s hardware. The Company has reviewed and is in compliance with paragraph 18 of SOP 97-2, which specifies that the delivery criterion of revenue recognition is considered to have been met when the customer has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement for the software.

Securities and Exchange Commission
March 18, 2005

Note 12. Stockholders’ Equity, pp. F-30 to F-32

12.	Prior comments no. 16, 17 and 18. In your response, you indicate that you considered the disclosure guidance set forth in paragraphs 179 to 182 of the AICPA’s Audit and Accounting Practice Aid. It is not clear from your existing disclosure and your selection of valuation methods that you have addressed how your stock-based compensation valuations reflect the best practices for privately-held equity valuation. Please address following:

•	In your financial statements, include all stock options or shares granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•	The date of grant;

•	The number of options or shares granted;

•	The exercise price;

•	The fair value of the common stock; and

•	The intrinsic value.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see note 12, “”Stockholders’ Equity (Deficit),” to the consolidated financial statements on page F-33.

•	In your discussion of stock-based compensation in management’s discussion and analysis, disclose the intrinsic value of outstanding vested and unvested options based on estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in the registration statement.

The Company has revised the Form S-1 in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Use of Estimates—Stock-Based Compensation” on page 34.

•	You also indicate in the February 18, 2005 response that the board of directors determined the fair value of your common stock as of July 23, 2004 and October 28, 2004 were based on the preliminary valuation received from Deutsche Bank, the underwriter. In addition, you note on page 10 of your letter that on January 27, 2005 additional option grants were made with the board of directors making the common stock fair value determination on that date to be $6 [$9 post-split] a share. Please explain to us why you believe you have obtained objective evidence of your common stock fair value from a preliminary valuation range received from the underwriter and from a determination of your board of directors. We would expect that since you have not obtained a contemporaneous valuation performed by an unrelated valuation specialist in these circumstances, the following should be disclosed in your management’s discussion and analysis:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value;

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated initial public offering price;

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Securities and Exchange Commission
March 18, 2005

In our previous response letters to the Staff, we indicated that, in light of the proposed initial public offering, the Company retroactively assessed the deemed fair value of its common stock. In completing its retroactive assessment, the Company considered, among other things, preliminary valuation ranges that had been provided by Deutsche Bank Securities Inc. (“Deutsche Bank”) in connection with the Offering. The Company understands that Deutsche Bank’s preliminary valuations may not qualify as a “Level A Valuation” alternative within the meaning of Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company believes, however, that for purposes of the Practice Aid the preliminary ranges were prepared “contemporaneously” and Deutsche Bank is not a “related party” as defined in footnote 12 of paragraph 16 of the Practice Aid. Deutsche Bank’s preliminary valuation ranges were based on a market multiple approach, a generally accepted valuation approach, considering price-to-earnings multiples of relevant software companies as well as the Company’s growth prospects, competitive positioning and attractiveness to potential investors. Accordingly, the board of directors believed the preliminary valuation ranges that were provided by Deutsche Bank in connection with the Offering represented reasonable estimations of the fair value of the common stock as of each of July 23, 2004, October 28, 2004 and January 27, 2005.

In response to the Staff’s comment, the Company has revised the Form S-1 to provide the information delineated in the bulleted items. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Application of Critical Accounting Policies and Use of Estimates—Stock-Based Compensation” on pages 32 and 33.

In addition, the Company notes that the stock option grants on January 27, 2005 occurred after the date of the latest balance sheet included in the Form S-1 and therefore are not disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form S-1. In connection with these grants, the board of directors of the Company determined that the deemed fair value of the common stock at January 27, 2005 was $9.00 per share. The principal piece of objective evidence for this estimate was an updated preliminary valuation range received from Deutsche Bank on January 27, 2005 in connection with the Offering. As discussed in our prior response letter, the preliminary valuation range reflected, among other things, (a) a one-time cash dividend of approximately $10.0 million to existing stockholders, (b) a $1.0 million payment to Series B Holders and (c) continuing volatility in the software markets. In addition to reviewing and evaluating this preliminary valuation range, the board assessed the likelihood that the Company’s initial public offering would not be completed until the quarter ending June 30, 2005. The deemed fair value reflected a discount of approximately 15% from $10.50 (the midpoint of the initial public offering filing range) in consideration of the delay in the offering time schedule and the other factors noted above.

•	Furthermore, you indicate in your February 18, 2005 response that the board of directors determined the fair value of your common stock as of April 26, 2004 based on a linearity relationship between the valuation from Huron and the July 22, 2004 preliminary valuation range from Deutsche Bank, which yielded an estimated fair value of $4.12 [$6.18 post-split] per share on April 26, 2004. Due to a strong operating result for the three months ended March 31, 2004, you increased the fair value of your common stock to $4.50 [$6.75 post-split] as of April 26, 2005. Your explanation appears to be highly judgmental and your valuation approach does not appear to reflect the best practices. Provide us with sufficient and objective verifiable evidence to support this fair value determination.

Securities and Exchange Commission
March 18, 2005

In reassessing the deemed fair value of the common stock in 2004 on a retrospective basis, the Company recognized that the determination of the fair value of the common stock necessarily would be judgmental. In concluding that the fair value of the common stock at April 26, 2004 was $6.75, the Company considered, as one alternative valuation method, a linear approach that, as described previously, yielded a fair value of $6.18.

In light of the Staff’s comments, the Company has prepared an additional valuation assessment using a market multiple approach. In applying this approach, the Company made one modification in the group of comparable companies to reflect an improved understanding of comparables. The Company used the same comparable companies as had been identified previously, with one substitution. The comparable company group originally had included one company, Open Solutions Inc., that had completed an initial public offering in December 2003. In its presentation to the Company in July 2003, Deutsche Bank Securities, Inc. identified as comparables two additional companies that had completed initial public offerings in the quarter ended December 31, 2003, Callidus Software Inc. and Kintera, Inc. In this additional valuation assessment, the Company has included these two companies as comparables, based on their revenue levels and growth rates. Instead of including Open Solutions by itself as one of the comparable companies, the Company included, as a single comparable company, a weighted combination of Callidus, Kintera and Open Solutions, all of which had completed initial public offerings a relatively short time before the valuation date of April 26, 2004. The Company’s market multiple approach resulted in a valuation per share of $6.53.

The following table summarizes information relating to the Company’s earlier reassessment valuation as well as its more recent market multiple approach valuation:

	Prior	Market multiple
	reassessment	approach
Business enterprise value	$120 million	$116 million
Marketability discount	15%	15%
Fair value of common stock, including proceeds from option exercises (using treasury share method)	$106 million	$103 million
Value per common share	$6.75	$6.53

In summary, the Company believes that the board’s determination to increase the deemed fair value of the common stock to $6.75 per share at April 26, 2004 was appropriate given the facts and circumstances, and that the board’s conclusion fairly reflected the Company’s operating and financial results and relevant market conditions. While the Company now has the advantage of the guidance provided by the Practice Aid, application of that guidance to a private company requires judgments that can directly affect the valuation of common stock. In particular, “true” comparable companies are difficult to identify, particularly for privately held companies, and changes in the selected comparables can have a significant effect on the valuation result.

•	Please update your response and disclosure related to prior comment no. 63 in your letter of January 11, 2005 with respect to recordation of a beneficial conversion feature arising from the pending consummation of the initial public offering. You indicate that the Series B preferred stock issuance may have had a contingent beneficial conversion feature at the time of issuance. In

Securities and Exchange Commission
March 18, 2005

your response address the specific requirements of EITF 98-5 and EITF 00-27. Please revise your disclosure throughout the document to discuss the impact of the contingent nature and recognition of a beneficial conversion feature.

As noted in our response to comment 3 above, the Company will be obligated, under the terms of its amended charter, to make the Fixed Series B Payment to the Series B Holders upon the closing of the initial public offering prior to June 30, 2005. The Fixed Series B Payment would be made in lieu of the amount that otherwise would have been calculated by formula under the prior terms of the Company’s charter. In light of the charter amendment implementing the Fixed Series B Payment, the Company has reassessed the need to recognize a beneficial conversion feature. The Company has determined that the adjusted purchase price of the outstanding Series B convertible participating preferred stock (after giving effect to the Fixed Series B Payment) on an as-converted basis was $3.18 per share and that the estimated fair value of the underlying common stock into which the Series B preferred stock was convertible at the date of the preferred stock issuance was $1.38. Based on the fact that the adjusted purchase price of the Series B preferred stock exceeds the estimated fair value of the underlying common stock, the Company has concluded that no beneficial conversion feature existed at the date of issuance of the Series B preferred stock.

13.	Please tell us what consideration your auditors gave to consultation with their National office regarding your stock valuation accounting and disclosure.

Ernst & Young LLP has consulted with its National Office regarding the Company’s accounting and disclosure related to stock-based compensation. Based on such consultation, Ernst & Young LLP has concluded that the Company’s accounting and disclosure are appropriate given the facts and circumstances and in accordance with U.S. generally accepted accounting principles

* * * *

     Please do not hesitate to contact the undersigned at (617) 526-6038 with any questions regarding this response letter.

Very truly yours,

/s/ Mark L. Johnson

Mark L. Johnson

cc:	Kari Jin
Daniel Lee
Craig Wilson
Yuchun Lee
Richard M. Darer
John B. Steele, Esq.

	(in Thousands)
					Three Months Ended
		Year Ended September 30,			December 31,
	Numerator Support:	2002	2003	2004	2003	2004

A	Accretion of preferred stock	1,018	1,009	1,009	252	252
B	Undistributed net income allocated to Preferred Shareholders	—	454	742	164	224

A + B	Net income applicable to Preferred Shareholders	1,018	1,463	1,751	416	476
C	Net income (loss) applicable to Common Shareholders	(687)	1,015	1,713	372	527

(A + B) +C	Net Income	331	2,478	3,464	788	1,003

	Allocation of earnings to Preferred and Common Shareholders:
	Preferred accretion is automatically allocated as net income applicable to Preferred Shareholders
	Remaining net income, if positive*, is allocated to Preferred and Common Shareholders based on the weighted shares of common and preferred combined.

	Calculation of Net Income Allocation:

	Allocation to Preferred Shareholders:
D	Net Income	331	2,478	3,464	788	1,003
E	Less Accretion of Preferred Dividends	(1,018)	(1,009)	(1,009)	(252)	(252)

D – E	Equals Net Income (Loss) less Accretion	(687)	1,469	2,455	536	751
F	X Weighted Average Preferred Shares Outstanding %	zero, net loss*	30.95%	30.24%	30.51%	29.78%

(D – E) × F	Undistributed Earnings to Preferred Shareholders	0	454	742	164	224
E	Plus Preferred Dividend	1,018	1,009	1,009	252	252

((D – E) × F) × E	Net Income Applicable to Preferred Shareholders	1,018	1,463	1,751	416	476

	Allocation to Common Shareholders:
D	Net Income	331	2,478	3,464	788	1,003
E	Less Accretion of Preferred Dividends	(1,018)	(1,009)	(1,009)	(252)	(252)

D – E	Equals Net Income (Loss) less Accretion	(687)	1,469	2,455	536	751
G	X Weighted Average Common Shares Outstanding %	100.00%	69.05%	69.76%	69.49%	70.22%

(D – E) × G	Net Income (Loss) Applicable to Common Shareholders	(687)	1,015	1,713	372	527

		—	—	—	—	—
	Weighted Average Shares Outstanding (on a pre-split basis):
	Preferred Shares Outstanding (on an as-converted basis)	6,196,955	6,124,452	6,124,452	6,124,452	6,124,452
	Common Shares Outstanding	13,448,051	13,666,790	14,130,556	13,949,323	14,444,210

	As Converted Shares Outstanding	19,645,006	19,791,242	20,255,008	20,073,775	20,568,662

	% of as Converted:
F	Preferred Shares Outstanding (on an as-converted basis)	31.54%	30.95%	30.24%	30.51%	29.78%
G	Common Shares Outstanding	68.46%	69.05%	69.76%	69.49%	70.22%

	As Converted Shares Outstanding	100.00%	100.00%	100.00%	100.00%	100.00%